EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Six Months Ended June 30, 2017
Earnings:
Income before income taxes	$890.6
Add: Dividends from equity method investments	2.8
Fixed charges	168.7
Total earnings	$1,062.1

Fixed charges:
Interest expense (a)	$110.2
Rent expense interest factor (b)	58.5
Total fixed charges	$168.7

Ratio of earnings to fixed charges	6.30x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.